EXHIBIT 22.1

MINUTES OF SPECIAL MEETING OF THE STOCKHOLDERS OF TURNER VALLEY OIL AND GAS, INC.

A special meeting of the stockholders of the corporation was held on July 1, 2016 at 09:00 a.m. CST, in accordance with notice properly given.

Shareholders representing 58,725,960 votes of the 80,336,470 available votes being present and constituting a quorum, the meeting was called to order by the President.

First, the President related that the Board of Directors had previously approved a new name for the Company: Turner Venture Group, Inc. It was pointed out that this new name more accurately reflects the industry classification and direction of the Company’s future business. The president then urged the shareholders to approve this new name. After brief discussion a motion was made to approve the new name of Turner Venture Group, Inc.. The motion was then seconded and unanimously resolved as follows:

RESOLVED, the shareholders approve the adoption of the name Turner Venture Group, Inc. as the new name for the corporation, effective as soon as the president can make it official.

The President then advised that a plan for an increase of the authorized shares of the Company’s common shares from 100,000,000 to 500,000,000 had been approved by the Board of Directors

The President further advised that appropriate steps, including various forms and material corporate information must be provided by the Company to FINRA, in order to effectuate this reverse split and obtain a new CUSIP number, with an effective date of August 1st, 2016.

The organizational resolutions, shareholder approvals and agreements having been prepared and reviewed, it was then upon motion duly made, seconded and unanimously resolved as follows:

RESOLVED, the shareholders approve the increase of the Company’s total authorized shares in Nevada from 100,000,000 to 500,000,000; and taking the necessary steps to effectuate this increase by taking all appropriate actions and making all necessary filings with Nevada, FINRA, and the Company’s transfer agent, Madison Stock Transfer, as required.

There being no further business before the meeting, on motion duly made, seconded and carried, the meeting adjourned, and

RESOLVED, the Articles of Incorporation for the Company shall be re-stated and filed with the office of the Secretary of State of the state of Nevada to reflect these changes and the new company name.

The undersigned, Mr. Stephen Helm, certifies that he is the duly appointed President of the Company and that the above is a true, accurate, and correct copy of a Resolution duly adopted at a meeting of the shareholders thereof, convened and held in accordance with law and the By-laws of said Corporation on July 1, 2016, and that such Resolution is now in full force and effect.

In witness thereof, I have affixed my name as President of TURNER VALLEY OIL AND GAS, INC.

Stephen Helm,

President TURNER VALLEY OIL AND GAS, INC.